Mail Stop 4561

November 19, 2007

VIA U.S. MAIL AND FAX (312) 264-4399

Allen Goodman
Chief Financial and Principal Accounting Officer
The Price Fund I, L.P.
c/o Price Asset Management, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

> **Re:** **The Price Fund I, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **File No. 333-74176**

Dear Mr. Goodman:

We have reviewed your response letter dated November 13, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

1.   We have reviewed your response to our prior comment one. Please revise your results of operations discussion in future filings to include a discussion of all three years presented.

General

2.   Within your next response, please provide to us the management representations requested at the end of our October 31, 2007 letter.

                          *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                          Sincerely,

                                          Kevin Woody
                                          Branch Chief